FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 25 June 2007	By: /s/ S Arsenić
Name: S Arsenić
Title: Assistant Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 May 2007

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(01 May 2007)	(17 May 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(02 May 2007)	(18 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(02 May 2007)	(18 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(03 May 2007)	(21 May 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(04 May 2007)	(21 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company announces publication of Final Terms. (22 May 2007)
(04 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(08 May 2007)	(22 May 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(09 May 2007)	(23 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(09 May 2007)	(23 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(10 May 2007)	(24 May 2007)

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London
Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
Company releases shares from treasury to satisfy grants made under employee share plans. (25 May 2007)
(11 May 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(11 May 2007)	(25 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(11 May 2007)	(29 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(14 May 2007)	(29 May 2007)

Announcement	Announcement
Company launches and prices bond through Diageo Finance plc. (15 May 2007)	Company releases shares from treasury to satisfy grants made under employee share plans.
(30 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(15 May 2007)	(30 May 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company announces total voting rights. (31 May 2007)
(16 May 2007)

Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(31 May 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 01-May-07
Number	9071V
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 360,000 ordinary shares at a price of 1055.02 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:56 02-May-07
Number	PRNUK-0205
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 13,564 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,323,413 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,673,264,914.
2 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:40 02-May-07
Number	0016W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1066.55 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 03-May-07
Number	0870W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 1065.91 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:53 04-May-07
Number	PRNUK-0405
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,662 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,318,751 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,672,469,576.
4 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 04-May-07
Number	1653W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1066.34 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 08-May-07
Number	2531W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 1067.21 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:44 09-May-07
Number	PRNUK-0905
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,643 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,309,108 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,671,529,219.
9 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 09-May-07
Number	3300W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1065.31 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:14 10-May-07
Number	4149W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 1062.57 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:44 11-May-07
Number	PRNUK-1105
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 May 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 May 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	18
P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 May 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	18
J Grover	18
A Morgan	18
G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.62.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	360,470
P S Walsh	632,315

Name of PDMR	Number of Ordinary Shares
S Fletcher	132,835
J Grover	170,987
A Morgan	131,433
G Williams	208,491 (of which 5,684 are held in the form of ADS*)
3. it received notification on 10 May 2007 from Lord Blyth, a director of the Company, that he has purchased 983 Ordinary Shares on 10 May 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.62.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 143,555.
4. it received notification on 10 May 2007 from Todd Stitzer, a director of the Company, that he has purchased 93 Ordinary Shares on 10 May 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.62.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,116.
11 May 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:44 11-May-07
Number	PRNUK-1105
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,625 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,304,483 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,670,508,844.
11 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 11-May-07
Number	4923W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1056.3 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 14-May-07
Number	5710W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 475,000 ordinary shares at a price of 1063.14 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo launches & prices bond
Released	16:12 15-May-07
Number	6486W
15 May 2007
Diageo launches and prices a €750m bond issue
Diageo, the world’s leading premium drinks business, today launched and priced a €750 million, 5 year Eurobond under its European Debt Issuance Programme. The issuer of the bond is Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.
Due on 22 May 2012, the issue is in floating rate format and linked to EURIBOR with a spread to 3 month EURIBOR of 0.24%. Barclays Capital, Deutsche Bank and JP Morgan Cazenove were joint bookrunners. Citi and Morgan Stanley were co-managers. Proceeds from this issuance will be used for general corporate purposes.
This press release is for information purposes only and does not constitute a prospectus or offering memorandum or an offer or invitation to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of any securities or any offering of them and should not be considered as a recommendation that any investor should subscribe for or purchase any securities. This press release shall not be deemed to constitute an offer of or an invitation to purchase or subscribe for any securities. This press release does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.
Any investor who subsequently acquires any securities must rely solely on any final prospectus published in connection with such securities, on the basis of which alone purchases of or subscription for any securities may be made.
The securities have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.
-ends-

Diageo contacts:

Investor enquiries	Darren Jones	+44 (0) 20 7927 4223

investor.rel@diageo.com

Media enquiries	Isabelle Thomas	+44 (0) 20 7927 5967

media@diageo.com
Notes to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JeB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 15-May-07
Number	6556W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1065.59 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 16-May-07
Number	7382W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 1064.42 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 17-May-07
Number	8226W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 525,000 ordinary shares at a price of 1065.78 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 18-May-07
Number	8984W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 575,000 ordinary shares at a price of 1069.91 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	19:57 18-May-07
Number	PRNUK-1805
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 18,009 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,286,474 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,667,951,853.
18 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:06 21-May-07
Number	PRNUK-2105
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 10,328 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,276,146 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,667,387,181.
21 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 21-May-07
Number	9830W
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1068.29 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Final Terms
Released	14:49 22-May-07
Number	0347X
 RNS Number:0347X
Diageo PLC
22 May 2007
22 May 2007
Diageo
Publication of Final Terms
Final Terms in relation to the issue today by Diageo Finance plc of € 750m Floating Rate Debt Instruments due 2012. The Prospectus relating to the US$5,000,000,000 Debt Issuance Programme of Diageo Finance plc, and guaranteed by Diageo plc, was published on 29 September 2006 (Regulatory Announcement number 7240J), and was supplemented by a Supplemental Prospectus published on 27 February 2007 (Regulatory Announcement number 9339R).
The following document constitutes the Final Terms of the Debt Instruments described therein and must be read in conjunction with the Prospectus (as supplemented).
To view the Final Terms in full, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/0347x_-2007-5-22.pdf
For further information, please contact:

Darren Jones	+44 (0) 20 7927 4223	investor.relations@diageo.com
Investor Relations
Isabelle Thomas	+44 (0) 20 7927 5967	media@diageo.com
Media Relations
Disclaimer
The Prospectus, as so supplemented, and the Final Terms are not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.
The Debt Instruments issued hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.
Please note, the information contained in the Prospectus (as supplemented) and the Final Terms may be addressed to and/ or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/ or to whom the offer contained in the Prospectus, as so supplemented, and the Final Terms is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, and the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 22-May-07
Number	0562X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 1068.8 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:44 23-May-07
Number	PRNUK-2305
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 575 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,275,571 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,666,012,756.
23 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 23-May-07
Number	1307X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1074.39 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 24-May-07
Number	2128X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1072.33 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:06 25-May-07
Number	PRNUK-2505
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 7,100 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,268,471 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,664,819,856.
25 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 25-May-07
Number	2940X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 610,000 ordinary shares at a price of 1069.66 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:06 29-May-07
Number	PRNUK-2905
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,926 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,263,545 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,664,214,782.
29 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:58 29-May-07
Number	3814X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1078.88 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:05 30-May-07
Number	PRNUK-3005
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,520 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,261,025 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,663,617,302.
30 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 30-May-07
Number	4666X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1077.15 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:57 31-May-07
Number	PRNUK-3105
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,943,153,327 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,261,025 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,662,892,302 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 May 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 31-May-07
Number	5745X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 675,000 ordinary shares at a price of 1079.76 pence per share.
END